Exhibit (a)(16)

NEWS RELEASE

Editorial Contacts:

Craig Cochran
Synopsys, Inc.
(650) 584-4230
craig@synopsys.com

Jodi Warner
Edelman Public Relations
(650) 429-2752
jodi.warner@edelman.com

Investor Contact:

Steve Shevick
Synopsys, Inc.
(650) 584-4880
shevick@synopsys.com

SYNOPSYS COMPLETES ACQUISITION OF INSILICON CORPORATION

MOUNTAIN VIEW, Calif., September 20, 2002—Synopsys, Inc. (Nasdaq: SNPS), the technology leader for complex integrated circuit (IC) design, announced today that it has closed its acquisition of inSilicon Corporation (Nasdaq: INSN). The closing followed the expiration, at 12:00 midnight, New York City time, on Thursday, September 19, 2002, of the tender offer by Synopsys’ wholly owned subsidiary, Ferrite Acquisition Corp., to purchase all of the outstanding shares of common stock, par value $0.001 per share, of inSilicon, for a purchase price of $4.05 per share.

“This acquisition enables us to extend our comprehensive portfolio of IT solutions,” said John Chilton, Senior Vice President and General Manager of Synopsys’ IP and systems business unit. “This new team enables us to more quickly deliver high-quality cores for emerging connectivity standards such as USB On-the-Go.”

The depositary for the offer has advised Synopsys and Ferrite Acquisition Corp. that, as of expiration of the offer, an aggregate of approximately 15,385,299 shares of inSilicon common stock were tendered to Ferrite Acquisition Corp. pursuant to the offer, representing approximately 95% of the outstanding shares of inSilicon common stock. In addition, the depositary for the offer has advised Synopsys and Ferrite Acquisition Corp. that, as the expiration of the offer, notices of guaranteed delivery were received in respect of approximately 36,300 shares of inSilicon common stock. Ferrite Acquisition Corp. has accepted all validly tendered shares of inSilicon common stock for payment.

As the final step to the acquisition, Synopsys caused Ferrite Acquisition Corp. to merge with and into inSilicon on September 20, 2002. In the merger each share of inSilicon common stock not validly tendered and purchased in the offer, other than shares for which statutory appraisal rights are properly exercised, was converted into the right to receive $4.05 per share in cash, without interest. As a result, inSilicon is now a wholly owned subsidiary of Synopsys.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

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Synopsys is a registered trademark of Synopsys Inc. inSilicon is a trademark of inSilicon Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.